SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of November, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







                RYANAIR CARRIES 0.5M MORE PASSENGERS THAN BA
                                 IN UK & EUROPE

Ryanair, Europe's No. 1 low fares airline, today (Wednesday, 10th November 2004) celebrated carrying nearly half a million MORE passengers than BA in UK/Europe during October. Passenger traffic statistics released by Ryanair and BA confirmed Ryanair carried 2,462 M passengers in October 2004 - 443,000 MORE than BA in UK/Europe.

Ryanair's Head of Communications, Paul Fitzsimmons said:

        "Each month more and more people are choosing Ryanair in Europe over BA, because only Ryanair offers Europe's lowest air fares coupled with No.1 punctuality, frequency and customer service.

        "Since May BA has added not one, not two but THREE fuel surcharges to their already ludicrously expensive fares and the public are voting with their feet. Now we have nearly half a million extra confirmations that Ryanair is Britain's favourite airline in UK & Europe!"


PASSENGER STATISTICS - OCTOBER 2004

                              RYANAIR         BA             RYANAIR POSITION

PASSENGERS                    2,462 M       2,019 M                  1
LOAD FACTOR                     87%          68.4%                   1
AVERAGE FARE                  EUR40         EUR268                   1

(Source: published Ryanair and BA data - 8/11/04, and published annual accounts)


Ends.                          Wednesday, 10th November 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  10 November, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director